Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 13 DATED FEBRUARY 14, 2024

TO THE PROSPECTUS DATED APRIL 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of March 1, 2024;
•
to disclose the calculation of our January 31, 2024 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

March 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases as of February 29, 2024) is as follows:

Transaction Price (per share)
Class S	$23.14
Class T	$23.15
Class D	$22.71
Class I	$22.96

The March 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2024. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of January 31, 2024 along with the immediately preceding month.

SREIT-SUP13-0224

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of January 31, 2024 ($ and shares/units in thousands):

Components of NAV	January 31, 2024
Investments in real estate	$22,453,618
Investments in real estate debt	1,561,070
Cash and cash equivalents	270,694
Restricted cash	245,066
Other assets	647,913
Debt obligations	(12,653,500)
Secured financings on investments in real estate debt	(746,910)
Subscriptions received in advance	(11,470)
Other liabilities	(1,372,771)
Performance participation accrual	—
Management fee payable	(10,797)
Accrued stockholder servicing fees (1)	(3,431)
Non-controlling interests in consolidated joint ventures	(71,704)
Net asset value	$10,307,778
Number of outstanding shares/units	447,726

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2024, we have accrued under GAAP $293.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of January 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,474,880	$121,938	$611,853	$4,638,159	$460,948	$10,307,778
Number of outstanding shares/units	193,415	5,267	26,943	202,024	20,077	447,726
NAV Per Share/Unit as of January 31, 2024	$23.14	$23.15	$22.71	$22.96	$22.96

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2024 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.0%	5.5%
Industrial	7.2%	5.7%
Office	7.8%	6.5%
Other	8.3%	6.9%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments.

For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.0%	+2.5%	+2.2%
(weighted average)	0.25% increase	(2.7)%	(2.7)%	(2.3)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of December 31, 2023 ($ and shares/units in thousands):

Components of NAV	December 31, 2023
Investments in real estate	$22,450,905
Investments in real estate debt	1,589,134
Cash and cash equivalents	294,984
Restricted cash	245,651
Other assets	681,979
Debt obligations	(12,717,273)
Secured financings on investments in real estate debt	(763,314)
Subscriptions received in advance	(13,225)
Other liabilities	(1,326,239)
Performance participation accrual	—
Management fee payable	(10,848)
Accrued stockholder servicing fees (1)	(3,620)
Non-controlling interests in consolidated joint ventures	(71,510)
Net asset value	$10,356,624
Number of outstanding shares/units	450,886

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2023, we have accrued under GAAP $301.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of December 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,501,674	$121,979	$623,748	$4,649,361	$459,862	$10,356,624
Number of outstanding shares/units	195,024	5,282	27,513	202,990	20,077	450,886
NAV Per Share/Unit as of December 31, 2023	$23.08	$23.09	$22.67	$22.90	$22.90

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

In January 2024, we received approximately $415 million of repurchase requests. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2024 on a pro rata basis up to the 2% monthly limitation. As such, approximately 48% of each stockholder’s January repurchase request was satisfied.

In accordance with our repurchase plan, on January 31, 2024, we repurchased all of the shares from stockholders that held less than $500 in shares of our common stock and, as such, we exceeded the 2% monthly limitation by $72,716, as authorized by our board of directors.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 45,726,337 shares of our common stock (consisting of 16,357,653 Class S shares, 248,742 Class T shares, 2,156,011 Class D shares and 26,963,931 Class I shares) in the primary offering for total proceeds of approximately $1.2 billion and (ii) 12,479,807 shares of our common stock (consisting of 5,743,729 Class S shares, 210,466 Class T shares, 701,740 Class D shares and 5,823,872 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.3 billion. As of January 31, 2024, our aggregate NAV was approximately $10.3 billion. We intend to continue selling shares in the Offering on a monthly basis.